Exhibit 99.5

May 22, 2012

Mr. Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
Suite 2168 – 1050 West Pender Street
Vancouver, BC V6E 3S7

Dear Mr. Meadows:

This is to confirm that the client-auditor relationship between GLG Life Tech Corporation (Commission File Number 001-34556) and PricewaterhouseCoopers LLP has ceased.

Very truly yours,

Chartered Accountants

cc:	Office of the Chief Accountant
PCAOB Letter Files
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.